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                              GLEASON CORPORATION
                             1000 University Avenue
                                 P.O. Box 22970
                         Rochester, New York 14692-2970
                                 (716) 473-1000

                                          February 4, 2000

Dear Stockholders:

    Enclosed please find a Supplement to the Offer to Purchase in connection with the joint tender offer (the "Offer") by Torque Acquisition Co., L.L.C., a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and Gleason Corporation, to purchase all of the outstanding shares of Gleason's common stock for $23.00 per share. The Offer has been extended and will now expire at 12:00 midnight, New York City time, on Thursday, February 17, 2000. IF YOU ALREADY HAVE TENDERED YOUR SHARES, YOU NEED NOT TAKE ANY FURTHER ACTION.

    Pursuant to an amendment to the Merger Agreement, the minimum condition for the Offer has been reduced to 4,862,749 shares. The original higher minimum condition was a part of the Offer so that the buyout group could obtain the benefits of recapitalization accounting. The reduction in the minimum condition was made in order to facilitate the completion of the Offer in light of the buying group's willingness to forego the benefits of recapitalization accounting treatment.

    Gleason's Board of Directors, following the unanimous recommendation of an independent Special Committee, has unanimously determined that the Offer is in the best interest of Gleason's stockholders and unanimously recommends that stockholders accept the Offer and tender their shares. If the Offer is completed, the vote on the second-step merger will be assured. The merger is not likely to occur until a month or two after the Offer is completed. Therefore, if you want to receive the $23.00 in cash for your shares promptly, we urge you to tender your shares now.

    If your shares are held by a bank or broker in "street name", you may have already been sent a form for instructing them to tender your shares. If not, you should call your bank or broker to inquire as to how to tender your shares. Registered holders (those who maintain their own stock certificates) may tender their shares by completing and returning the enclosed BLUE Letter of Transmittal together with your stock certificate(s). Generally, to complete the Letter of Transmittal you will need to do the following:

    - fill in the certificate number(s), the total number of shares represented and the number you wish to tender in the box on the front page;

    - sign and date the Letter of Transmittal in the "Sign Here" box on the second page; and

    - complete the Form W-9 on the back of the Letter of Transmittal with your Social Security Number, signature and date.

    If you need further assistance with the tendering of your shares, please contact our information agent, Georgeson Shareholder Communications Inc., at
(800) 223-2064.

                                          Very truly yours,
                                          /s/ James S. Gleason

                                          James S. Gleason
                                          Chairman and Chief Executive Officer